

MYERS INDUSTRIES, INC.®

News Release
NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance and Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES REPORTS 2005 THIRD QUARTER AND NINE MONTH RESULTS

Record Sales and Income for Myers Industries' Third Quarter of 2005

FOR IMMEDIATE RELEASE: November 1, 2005, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that net sales of $210,989,478 for the third quarter ended September 30, 2005 were the highest third quarter revenues in the Company's history, an increase of 6 percent over last year's third quarter sales of $199,381,132. Third quarter revenues include $682,000 from the favorable translation effect of foreign currencies.

Net income of $4,946,324 was also the highest for any third quarter in the Company's history, delivering an increase of 29 percent from $3,820,108 last year. Net income for the third quarter of 2004 included a net gain of approximately $914,000 from the sale of a warehouse facility. Net income per share was $.14, an increase of 27 percent compared with $.11 in the third quarter of 2004. Foreign currency translation did not have a significant effect on net income for the quarter.

For the nine months ended September 30, 2005, net sales were a record $672,236,369, an increase of 16 percent from the $581,654,516 reported for the same period in 2004. Current year revenues include $39.0 million from acquisitions and $5.8 million from the favorable translation effect of foreign currencies.

Net income for the nine-month period ended September 30, 2005, was $17,865,574, a decrease of 5 percent compared to $18,779,405 in 2004. Net income per share for the nine-month period ended September 30, 2005, was $.51, a decrease of 9 percent compared to $.56 for the same period last year. Foreign currency translation did not have a significant effect on net income for the nine-month period.

The improvement in earnings for the third quarter of 2005 compared to the third quarter of 2004 reflects the impact of increased selling prices, higher sales volumes, favorable product mix, greater utilization of manufacturing capacity, and additional benefits from ongoing cost control initiatives. These positive factors offset the higher costs for plastic raw materials, which were approximately 10 percent higher on average compared to the third quarter of 2004. This resulted in a slight increase in gross margins to 27.2 percent of net sales for the third quarter of 2005 compared with 27.1 percent last year. For the nine months ended September 30, 2005, plastic raw material costs were approximately 30 percent higher on average compared to the similar period of last year, which reduced gross margins to 26.7 percent of net sales compared with 29.9 percent in the prior year.

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Cost control initiatives contributed positive effects in the third quarter, as selling and administrative expenses decreased to 21.5 percent of net sales in 2005 from 23.2 percent of net sales in 2004. For the nine-month period ended September 30, 2005, selling and administrative expenses decreased to 21.0 percent of net sales in 2005 from 23.4 percent of net sales in 2004.

Net interest expense increased 14 percent to $3.9 million for the quarter ended September 30, 2005, compared to $3.4 million in the prior year. For the nine months ended September 30, 2005, net interest expense increased 21 percent to $11.6 million compared to $9.6 million in the prior year. The increases reflect higher interest rates, which offset slightly lower average borrowing levels.

Income taxes as a percent of income before taxes for the third quarter ended September 30, 2005, increased to 39.6 percent compared to 35.0 percent in 2004. The primary reason for the higher effective tax rate was additional income tax expense of approximately $281,000 related to the repatriation of approximately $4.4 million in dividends from foreign subsidiaries, pursuant to the American Jobs Creation Act of 2004. For the nine-month period ended September 30, 2005, income taxes as a percent of income before taxes were 34.6 percent compared to 36.6 percent for the same period of 2004. The lower effective tax rate for the 2005 nine-month period was due to foreign tax rate differences, including the utilization of foreign tax loss carryforwards for which valuation allowances were previously provided, which offset the additional tax expense incurred on the repatriation as detailed above for the third quarter of 2005.

John C. Orr, president and chief executive officer, said, "We are pleased to report improved sales and earnings in the third quarter compared to last year. While seasonally the third quarter is our weakest, the performance this year reflects continued increases in selling prices across our product lines, improved sales volumes in most segments, as well as effective cost control measures and strategic purchasing of plastic raw materials to help mitigate the impact of higher raw material costs."

"We have said throughout the last 12 months that we cannot absorb the escalating costs for plastic resins and serve our customers with the value they expect," said Orr. "In this unusual and unpredictable environment of increased energy, raw material, and other operating costs, we are working with customers to improve efficiency and putting every effort toward internal cost reductions."

The Company has implemented price increases for its products over the last several quarters, the amounts of which vary by segment and product line. "While the Company has not fully recovered all of the raw material price increases we have been forced to take, our product pricing actions provided some relief through the third quarter. We will closely track raw material costs and apply additional price increases as required to help recover our costs and ensure we meet our customers' needs," said Orr.

Business Segment Results
The Distribution Segment is engaged in the distribution of equipment, tools, and supplies used for tire servicing and automotive underbody repair. Products cover every major category, ranging from tire valves and repair supplies to service tools and alignment equipment, for markets including retail and truck tire dealers, commercial auto and truck fleets, auto dealers, general service and repair centers, tire retreaders, and government agencies. Third quarter 2005 net sales in the Distribution Segment were $49.3 million, an increase of 10 percent compared to the third quarter of 2004. Sales of both equipment and consumable supplies remained strong across the segment's markets, particularly to independent tire dealers as their customers serviced vehicles from summer driving and began preparations for the winter season. For the nine-month period ended September 30, 2005, net sales in the segment were $140.8 million, an increase of 12 percent compared to the same time last year. Income before taxes increased 32 percent to $5.5 million in the third quarter of 2005 compared to last year's third quarter, primarily due to higher sales volumes, increased selling prices, favorable product mix, and ongoing cost controls. For the nine-month period ended September 30, 2005, income before taxes increased 25 percent to $14.5 million compared to last year.

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In the Material Handling-- North America Segment, the Company manufactures and sells a comprehensive range of plastic reusable bulk containers, hand-held totes, and pallets serving industrial manufacturing, automotive, agriculture, food, retail distribution, and other end markets. Reusable products replace disposable cardboard boxes and wooden pallets in closed-loop supply chains to help companies improve material handling performance and lower operating costs. Third quarter 2005 net sales in this segment were $48.6 million, an increase of 1 percent compared to the third quarter of 2004. Net sales in the third quarter of 2005 were constrained by growing concerns in many industrial markets over an economic slowdown due to rising energy costs. For the nine- month period ended September 30, 2005, net sales were $154.5 million, an increase of 7 percent compared to last year. Income before taxes was $4.8 million in the third quarter of 2005, an increase of 78 percent compared to last year's third quarter due to higher selling prices and lower operating expenses. For the nine-month period ended September 30, 2005, income before taxes was $10.9 million, a decline of 18 percent compared to the same period of 2004. Included in the income before taxes amounts for both the third quarter and nine months ended September 30, 2004, was a $1.5 million pre-tax gain from the sale of a warehouse facility.

With products and markets similar to those of North America, third quarter 2005 net sales in the Material Handling-- Europe Segment were $37.0 million, a decrease of 7 percent from the comparable quarter of 2004. The decrease in net sales for the third quarter of 2005 was due to increased slowness in the European Union economy, particularly in industrial markets. Foreign currency translation did not have a significant effect on net sales in the third quarter. For the nine-month period ended September 30, 2005, net sales were $126.4 million, an increase of 4 percent compared to a year earlier. Current year revenues include $3.4 million from the favorable translation effect of foreign currencies. Income before taxes was $0.9 million in the third quarter of 2005, a decrease of 22 percent compared to last year's third quarter. The key factors influencing third quarter profitability in this segment were lower sales volumes and higher raw material costs, both of which were partially mitigated by higher selling prices and lower operating expenses. For the nine-month period ended September 30, 2005, income before taxes was $4.5 million, an increase of 31 percent compared to the same nine-month period of 2004.

In the Automotive and Custom Segment, the Company designs, engineers, and manufactures a diverse mix of plastic and rubber products for OEM automotive, heavy truck, recreational vehicle, tire repair, and other niche markets. In the third quarter of 2005, net sales were $49.2 million, an increase of 7 percent compared to the third quarter of 2004 due to strong demand from recreational vehicle and heavy truck markets. For the nine-month period ended September 30, 2005, net sales in the segment were $147.0 million, an increase of 14 percent compared to a year earlier. Current year revenues include $10.1 million from acquisitions. Income before taxes was $2.5 million in the third quarter of 2005, a decrease of 24 percent compared to last year's third quarter. Key factors affecting third quarter profitability in this segment include higher rubber and plastic raw material costs and the slower rate at which the Company is able to implement higher selling prices to various automotive OEMs to help offset those costs. For the nine-month period ended September 30, 2005, income before taxes was $9.0 million, a decrease of 28 percent compared to the same period last year.

In the Lawn and Garden Segment, the Company designs and manufactures plastic flowerpots, nursery containers, hanging baskets, custom-printed pots, and decorative resin planters for grower, nursery, and retail markets. Third quarter 2005 net sales in the segment were $34.5 million, 25 percent above sales for the third quarter of 2004 as a result of new product introductions and continued strong demand from all sectors of the horticultural market. For the nine-month period ended September 30, 2005, net sales were $124.9 million, 53 percent above sales results for the same time last year. Current year revenues include $28.9 million from acquisitions. Income before taxes was $2.3 million in the third quarter of 2005, an increase of 87 percent compared to last year's third quarter. Key factors influencing this segment in the third quarter of 2005 include higher selling prices and increased unit volumes, which offset the higher costs for plastic raw materials. For the nine-month period ended September 30, 2005, income before taxes was $10.9 million, an increase of 27 percent compared to the same period last year.

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Total Debt & Capital Expenditures

Total debt at September 30, 2005 was $263.0 million, a reduction of $14.4 million from $277.4 million at December 31, 2004. Total debt as a percentage of total capitalization was 44 percent at September 30, 2005, compared to 44 percent at December 31, 2004.

Capital expenditures for the third quarter were $6.2 million. For the nine-month period, capital expenditures total $16.7 million and are expected to be in the range of $20 to $25 million for the full year.

Summary / Outlook
During the third quarter, the Company's aggressive pricing, selling, and expense control initiatives lessened the impact of higher raw material costs. While raw material prices were already on the rise in August, the impact of Hurricane Katrina brought a new round of price increases due to damage to the resin producers' Gulf Coast facilities, which was further exacerbated by Hurricane Rita. Producers cited historically higher energy costs and feedstock conversion costs, and warned of possible resin supply shortages due to downed capacity and rail and truck logistics concerns to deliver resin to their customers.

Looking forward, management anticipates that this unprecedented cycle of raw material price increases will impact the Company's earnings performance in the fourth quarter of 2005. The Company intends to continue its combination of cost reduction activities and product price increases to mitigate the short-term effects of the higher operating cost environment, but remains cautious about the limited visibility as to when this situation will abate. "In this uncertain environment, we are putting all of our efforts on every front toward delivering the best long-term benefits and value for all of our stakeholders-- customers, shareholders, and employees alike," Orr concluded.

About Myers Industries
Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had record net sales of $803.1 million in 2004. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

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MYERS INDUSTRIES, INC.
CONDENSED STATEMENTS OF INCOME

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Net Sales	$210,989,478	$199,381,132	$672,236,369	$581,654,516
Cost of Sales	153,657,574	145,285,967	492,435,389	407,905,394
Gross Profit	57,331,904	54,095,165	179,800,980	173,749,122
Operating Expenses				
Selling, General and Administrative	45,276,129	46,344,994	140,871,231	136,095,643
Loss (Gain) on Sale of Plant	0	(1,524,598)	0	(1,524,598)
Total Operation Expenses	45,276,129	44,820,396	140,871,231	134,571,045
Operating Income	12,055,775	9,274,769	38,929,749	39,178,077
Interest Expense	3,860,451	3,397,661	11,595,175	9,573,672
Income Before Income Taxes	8,195,324	5,877,108	27,334,574	29,604,405
Income Taxes	3,249,000	2,057,000	9,469,000	10,825,000
Net Income	$4,946,324	$3,820,108	$17,865,574	$18,779,405
Net Income Per Share	$.14	$.11	$.51	$.56
Average Shares Outstanding	34,743,142	34,143,207	34,704,741	33,607,454

CONDENSED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2005 and 2004

	2005	2004
Assets		
Current Assets	$277,092,745	$252,268,461
Other Assets	280,202,909	276,433,745
Property, Plant, and Equipment	193,880,840	204,492,266
	$751,176,494	$733,194,472
Liabilities and Shareholders' Equity		
Current Liabilities	$123,370,586	$103,257,735
Long Term Debt	261,312,125	282,626,625
Deferred Income Taxes	29,459,575	26,026,247
Shareholders' Equity	337,034,208	321,283,865
	$751,176,494	$733,194,472